Datang to Subscribe for Pre-emptive Securities

Shanghai  [2011-05-06]

SMIC today announces that its major shareholder, Datang, wishes to subscribe for pre-emptive securities.

THE DATANG FURTHER SUBSCRIPTION

Reference is made to the announcement by the Company dated 8 November 2008 and the Investor Announcement relating to, among other things, the potential exercise of the pre-emptive right and subscription of the Datang Pre-emptive Securities by Datang.

Datang has indicated in writing to the Company that it wishes to subscribe for the Datang Pre-emptive Securities, pursuant to which the Company and Datang entered into the Datang Further Subscription Agreement on 5 May 2011 under which Datang will subscribe for (i) 84,956,858 Convertible Preferred Shares at a price equivalent to the Investor Subscription Price of HK$5.39 per Convertible Preferred Share (the “Datang Pre-emptive Preferred Shares”) and (ii) 16,991,371 Warrants at an exercise price of HK$5.39 per Warrant (the “Datang Pre-emptive Warrants” and, together with the Datang Pre-emptive Preferred Shares, the “Datang Pre-emptive Securities”). The issue of the Datang Pre- emptive Securities to Datang is conditional on the obtaining of the approval of Independent Shareholders and necessary governmental approvals.
The Datang Pre-emptive Preferred Shares represent (i) approximately 3.1% of the existing issued share capital of the Company as at the Latest Practicable Date (assuming full conversion thereof); and (ii) approximately 2.7% of the issued share capital of the Company as enlarged by the issue of the Investor Initial Preferred Shares and the Datang Pre-emptive Preferred Shares (assuming full conversion thereof).

The Datang Further Subscription Price of HK$5.39 which is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate) represents (i) a discount of approximately 28.1% to the closing price of HK$0.75 per Ordinary Share as quoted on the Stock Exchange on 5 May 2011, being the last full trading day immediately before the execution of the Datang Further Subscription Agreement; (ii) a discount of approximately 25.3% to the average closing prices of approximately HK$0.72 per Ordinary Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 5 May 2011; and (iii) a discount of approximately 20.9% to the average closing prices of approximately HK$0.68 per Ordinary Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including 5 May 2011.

The Datang Warrant Preferred Shares (if issued pursuant to full exercise by Datang of the Datang Pre-emptive Warrants) represent (i) approximately 0.6% of the existing issued share capital of the Company as at the Latest Practicable Date (assuming full conversion thereof); and (ii) approximately 0.5% of the issued share capital as enlarged by the Investor Subscription and the Datang Further Subscription, assuming a full exercise of the Investor Warrants and the Datang Pre-emptive Warrants (assuming full conversion thereof).

The exercise price of HK$5.39 per Datang Warrant is equivalent to the Datang Subscription Price for the Datang Pre-emptive Preferred Shares and is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate), which represents (i) a discount of approximately 28.1% to the closing price of HK$0.75 per Ordinary Share as quoted on the Stock Exchange on 5 May 2011, being the last full trading day immediately before the execution of the Datang Further Subscription Agreement; (ii) a discount of approximately 25.3% to the average closing prices of approximately HK$0.72 per Ordinary Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 5 May 2011; and (iii) a discount of approximately 20.9% to the average closing prices of approximately HK$0.68 per Ordinary Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including 5 May 2011.

PRE-EMPTIVE RIGHTS OF TSMC

Reference is made to (i) the Company’s announcement dated 10 November 2009 in relation to the TSMC Share and Warrant Issuance Agreement which was completed on 5 July 2010, as a result of which TSMC now holds 1,789,493,218 Ordinary Shares constituting approximately 6.53% of the issued share capital of the Company and (ii) the Investor Announcement.

Pursuant to the TSMC Share and Warrant Issuance Agreement, in case of any issue of new shares or warrants, subject to certain exceptions, TSMC has a pre-emptive right to purchase a pro rata portion of the new shares and warrants being issued equivalent to the percentage of the issued share capital of the Company then owned by TSMC prior to the issue of the new shares and warrants. The Company has notified TSMC in accordance with the terms of the TSMC Share and Warrant Issuance Agreement in connection with the Investor Subscription. TSMC has notified the Company that it will not exercise its pre-emption rights in respect of the Investor Subscription and the Datang Further Subscription.

REASONS FOR, AND BENEFITS OF, THE DATANG SUBSCRIPTION

The Company is of the view that the Datang Further Subscription will strengthen the relationship between Datang and the Company and provide additional source of funding for the Company’s needs beyond the equity capital raised through the Investor Subscription. The Company has been informed by Datang that it continues to view its holding in the Company as a long term strategic investment, and that it will not dispose of the Ordinary Shares held by it in any significant way.

On this basis, the Directors (including the independent non-executive Directors) consider that, subject to the opinion of Guangdong Securities, the terms of the Datang Further Subscription are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

USE OF PROCEEDS

It is estimated that the net proceeds from the issue of the Datang Pre-emptive Preferred Shares will be approximately US$58.3 million.

It is estimated that the net proceeds upon exercise of the Datang Pre-emptive Warrants would be approximately US$11.7 million.

The Company intends to use the net proceeds for capital expenditure and debt repayment.

The rest of this announcement can be found at:
http://www.hkexnews.hk/listedco/listconews/sehk/20110506/LTN20110506009.pdf or under the Investor Relations’ Regulatory Filing Section of our website.